Supplemental Material for Financial Results for FY2016 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2015												FY2016						FY2016
	1Q (2014/4-6)		2Q (2014/7-9)		First Half 6 months (2014/4-9)		3Q (2014/10-12)		4Q (2015/1-3)		12 months (’14/4-’15/3)		1Q (2015/4-6)		2Q (2015/7-9)		First Half 6 months (2015/4-9)		Forecast 12 months (’15/4-’16/3)
Vehicle Production (thousands of units)	2,239		2,209		4,448		2,196		2,286		8,930		2,093		2,166		4,259
(Japan) – including Daihatsu & Hino	1,016		1,031		2,047		994		1,084		4,125		941		1,000		1,941
[Daihatsu & Hino]	[232	]	[216	]	[449	]	[230	]	[261	]	[939	]	[193	]	[187	]	[380	]
(Overseas) – including Daihatsu & Hino	1,223		1,178		2,401		1,202		1,202		4,805		1,152		1,166		2,318
[Daihatsu & Hino]	[81	]	[83	]	[164	]	[77	]	[79	]	[320	]	[80	]	[68	]	[148	]
North America	504		467		970		486		476		1,933		527		462		989
Europe	127		125		252		150		154		556		135		132		267
Asia	474		454		929		439		462		1,829		372		438		810
Central and South America	67		71		138		69		59		267		65		75		140
Oceania	20		27		47		25		17		88		24		28		52
Africa	31		34		65		33		34		132		29		31		60
Vehicle Sales (thousands of units)	2,241		2,235		4,477		2,263		2,233		8,972		2,114		2,164		4,278		8,750
(Japan) – including Daihatsu & Hino	506		524		1,030		498		626		2,154		470		514		984		2,120
[Daihatsu & Hino]	[155	]	[150	]	[305	]	[165	]	[220	]	[690	]	[129	]	[137	]	[266	]	[620	]
(Overseas) – including Daihatsu & Hino	1,735		1,711		3,447		1,765		1,607		6,818		1,644		1,650		3,294		6,630
[Daihatsu & Hino]	[72	]	[82	]	[154	]	[75	]	[76	]	[304	]	[76	]	[66	]	[142	]	[260	]
North America	710		685		1,395		712		607		2,715		729		684		1,413		2,850
Europe	207		207		414		220		225		859		206		201		407		840
Asia	385		369		755		374		361		1,489		328		325		654		1,320
Central and South America	106		110		216		106		101		422		98		112		209		400
Oceania	58		63		121		67		61		250		62		61		123		250
Africa	61		63		123		62		60		245		52		55		107		200
Middle East	206		213		419		222		190		830		167		210		377		770
Other	2		1		4		2		2		8		2		2		4
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,513		2,519		5,032		2,615		2,520		10,168		2,502		2,477		4,979		10,000
Housing Sales (units)	898		1,285		2,183		1,210		2,542		5,935		891		1,533		2,424		6,000

Supplemental 1

Supplemental Material for Financial Results for FY2016 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2015						FY2016				FY2016
	1Q (2014/4-6)	2Q (2014/7-9)	First Half 6 months (2014/4-9)	3Q (2014/10-12)	4Q (2015/1-3)	12 months (’14/4-’15/3)	1Q (2015/4-6)	2Q (2015/7-9)	First Half 6 months (2015/4-9)		Forecast 12 months (’15/4-’16/3)
Foreign Exchange Rates
Yen to US Dollar Rate	102	104	103	114	119	110	121	122	122		as premise: 118
Yen to Euro Rate	140	138	139	143	134	139	134	136	135		as premise: 133
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	47.5	45.9	46.6	46.7	44.6	46.0	47.9	45.4	46.6		approximately: 47.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	42.2	41.1	41.6	42.9	41.2	41.8	43.3	42.3	42.7
Number of Employees	342,872	343,511	343,511	343,716	344,109	344,109	349,131	349,508	349,508	(Note 1)
Net Revenues (billions of yen)	6,390.6	6,554.9	12,945.5	7,170.0	7,118.9	27,234.5	6,987.6	7,103.8	14,091.4		27,500.0
Geographic Information
Japan	3,296.5	3,554.2	6,850.8	3,655.8	3,897.1	14,403.8	3,501.9	3,720.2	7,222.1
North America	2,259.1	2,240.6	4,499.7	2,655.0	2,522.8	9,677.5	2,840.4	2,690.3	5,530.7
Europe	650.6	715.2	1,365.8	771.3	711.0	2,848.2	644.0	665.2	1,309.3
Asia	1,197.4	1,185.1	2,382.6	1,318.3	1,280.2	4,981.2	1,142.9	1,298.1	2,441.0
Other	591.9	614.0	1,206.0	684.2	558.9	2,449.2	596.2	588.5	1,184.8
Elimination	-1,605.0	-1,754.4	-3,359.4	-1,914.8	-1,851.4	-7,125.7	-1,738.0	-1,858.6	-3,596.7
Business Segment
Automotive	5,914.6	6,032.5	11,947.2	6,609.6	6,505.1	25,062.1	6,411.3	6,471.5	12,882.9
Financial Services	377.4	399.9	777.3	437.7	446.0	1,661.1	470.3	479.6	949.9
All Other	258.3	296.9	555.2	301.0	399.4	1,255.7	256.9	294.5	551.5
Elimination	-159.7	-174.5	-334.2	-178.4	-231.7	-744.5	-150.9	-141.9	-292.9
Operating Income (billions of yen)	692.7	659.2	1,351.9	762.8	635.7	2,750.5	756.0	827.4	1,583.4		2,800.0
(Operating Income Ratio) (%)	(10.8)	(10.1)	(10.4)	(10.6)	(8.9)	(10.1)	(10.8)	(11.6)	(11.2)		(10.2)
Geographic Information
Japan	365.9	352.8	718.7	424.8	427.8	1,571.4	475.8	482.3	958.2
North America	165.5	147.1	312.6	183.7	88.0	584.5	126.8	148.5	275.3
Europe	10.8	22.3	33.2	33.2	14.6	81.1	7.8	22.3	30.2
Asia	110.3	102.5	212.9	107.6	101.1	421.7	100.0	144.0	244.1
Other	34.0	43.9	77.9	29.3	4.2	111.5	38.0	28.8	66.8
Elimination	5.9	-9.4	-3.5	-15.9	-0.2	-19.8	7.3	1.2	8.5
Business Segment
Automotive	586.7	553.5	1,140.2	651.3	533.7	2,325.3	677.5	713.7	1,391.3
Financial Services	98.2	86.3	184.5	100.5	76.7	361.8	70.1	95.6	165.8
All Other	10.7	17.6	28.4	14.8	22.4	65.6	12.2	14.9	27.2
Elimination	-3.0	1.7	-1.2	-3.7	2.8	-2.2	-4.0	2.9	-1.0
Income before Income Taxes (billions of yen)	771.8	737.3	1,509.1	846.4	537.1	2,892.8	845.2	829.8	1,675.1		2,980.0
(Income before Income Taxes Ratio) (%)	(12.1)	(11.2)	(11.7)	(11.8)	(7.5)	(10.6)	(12.1)	(11.7)	(11.9)		(10.8)
Equity in Earnings of Affiliated Companies (billions of yen)	105.3	60.5	165.8	85.1	57.5	308.5	100.9	60.7	161.6		310.0
Net Income (billions of yen)	587.7	539.0	1,126.8	600.0	446.4	2,173.3	646.3	611.7	1,258.1		2,250.0	(Note 2)
(Net Income Ratio) (%)	(9.2)	(8.2)	(8.7)	(8.4)	(6.3)	(8.0)	(9.3)	(8.6)	(8.9)		(8.2)
Shareholder Return
Common Shares
Cash Dividends (billions of yen)	—	237.9	237.9	—	393.3	631.3	—	311.3	311.3	(Note 3)
Cash Dividends per Share (yen)	—	75	75	—	125	200	—	100	100
Payout Ratio (%)	—	21.1	21.1	—	37.6	29.0	—	25.0	25.0
Value of Shares Repurchased (billions of yen)	—	169.6	169.6	190.3	—	359.9	—	249.1	249.1
Number of Shares Canceled (thousands)	30,000	—	30,000	—	—	30,000	—	—	—
Model AA Class Shares
Cash Dividends (billions of yen)	—	—	—	—	—	—	—	1.2	1.2
Cash Dividends per Share (yen)	—	—	—	—	—	—	—	26	26
Number of Outstanding Common Shares (thousands)	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997	3,417,997
Number of Outstanding Model AA Class Shares (thousands)	—	—	—	—	—	—	—	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2016 Second Quarter (Consolidated)

< U.S. GAAP >

	FY2015						FY2016				FY2016
	1Q (2014/4-6)	2Q (2014/7-9)	First Half 6 months (2014/4-9)	3Q (2014/10-12)	4Q (2015/1-3)	12 months (’14/4-’15/3)	1Q (2015/4-6)	2Q (2015/7-9)	First Half 6 months (2015/4-9)		Forecast 12 months (’15/4-’16/3)
R&D Expenses (billions of yen)	245.1	244.3	489.4	253.0	262.0	1,004.5	265.7	264.1	529.8		1,060.0
Depreciation Expenses (billions of yen)	183.2	193.0	376.2	209.1	220.8	806.2	200.3	216.7	417.0		880.0	(Note 4)
Geographic Information
Japan	92.8	101.7	194.5	112.3	127.3	434.2	99.5	115.7	215.3		450.0
North America	41.1	39.4	80.6	42.1	44.5	167.3	49.2	49.5	98.7		200.0
Europe	15.2	15.4	30.7	14.0	10.2	54.9	12.5	12.2	24.7		50.0
Asia	26.7	27.3	54.1	31.9	30.5	116.6	30.1	32.7	62.8		140.0
Other	7.2	9.0	16.2	8.5	8.2	33.0	8.9	6.4	15.4		40.0
Capital Expenditures (billions of yen)	208.2	231.9	440.2	265.8	471.3	1,177.4	300.1	260.4	560.6		1,210.0	(Note 4)
Geographic Information
Japan	97.8	119.3	217.1	119.8	238.9	575.9	109.1	141.6	250.7		580.0
North America	43.6	41.4	85.0	48.7	96.0	229.8	57.4	48.6	106.1		260.0
Europe	11.5	11.2	22.8	23.9	20.8	67.6	10.5	16.4	27.0		60.0
Asia	40.5	42.6	83.2	41.7	67.8	192.8	90.6	29.2	119.8		210.0
Other	14.6	17.1	31.8	31.5	47.7	111.1	32.4	24.4	56.8		100.0
Total Liquid Assets (billions of yen)	7,571.1	7,865.9	7,865.9	8,154.9	8,508.2	8,508.2	8,794.4	9,160.1	9,160.1	(Note 5)
Total Assets (billions of yen)	41,455.7	43,784.0	43,784.0	46,722.2	47,729.8	47,729.8	48,821.4	48,574.5	48,574.5
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	14,714.0	15,469.5	15,469.5	16,316.0	16,788.1	16,788.1	17,205.0	17,039.6	17,039.6
Return on Equity (%)	16.1	14.3	15.1	15.1	10.8	13.9	15.2	14.2	14.8	(Note 2)
Return on Asset (%)	5.7	5.1	5.3	5.3	3.8	4.9	5.4	5.0	5.2	(Note 2)
Number of Consolidated Subsidiaries (including Variable Interest Entities)						541
No. of Affil. Accounted for Under the Equity Method						54

Analysis of Consolidated Net Income for FY2016(Note 2) (billions of yen, approximately)	2Q (2015/7-9)	First Half 6 months (2015/4-9)
Effects of Marketing Activities	-30.0	-60.0
Effects of Changes in Exchange Rates	160.0	305.0
Cost Reduction Efforts	80.0	140.0
From Engineering	70.0	120.0
From Manufacturing and Logistics	10.0	20.0
Increases in Expenses, etc.	-75.0	-170.0
Other	33.1	16.4
(Changes in Operating Income)	168.1	231.4
Non-operating Income	-75.6	-65.4
Equity in Earnings of Affiliated Companies	0.1	-4.2
Income Taxes, Net Income Attributable to Noncontrolling Interests	-20.0	-30.4
(Changes in Net Income)(Note 2)	72.6	131.2

Supplemental 3